Filed by TurnWorks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836



         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of TurnWorks Acquisition III, Inc. and TurnWorks, Inc. (together, "TurnWorks"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and TurnWorks undertakes no obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. TurnWorks cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in the preliminary joint proxy statement/prospectus filed with the Securities and Exchange Commission by TurnWorks Acquisition III, Inc. and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         TurnWorks Acquisition III, Inc. has filed a preliminary joint proxy statement/prospectus, and may file other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these documents as they become available free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Filings with the SEC by TurnWorks Acquisition III, Inc. are located under the name of the registrant, "TurnWorks Acquisition III, Inc." In addition, documents filed with the SEC by Hawaiian Airlines, Inc. may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700).

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THE FOLLOWING IS STATEMENT BY GREG BRENNEMAN RELEASED ON MARCH 17, 2002.

For immediate release                                 Contact:  Owen Blicksilver

                                                               Tel: 516-742-5950


                                  Statement by
               Greg Brenneman, Chairman and CEO of TurnWorks, Inc.


Houston, March 17, 2002 - The following statement was issued today by Greg Brenneman, Chairman and CEO of TurnWorks, Inc., regarding the cancellation of the planned merger between Hawaiian Airlines, Inc. (AMEX: HA) and Aloha Airgroup, Inc.:

"We were surprised and disappointed by the decision of Hawaiian Airlines not to extend the April 18 date for closing the merger. The failure to extend the timetable essentially precludes completing this complex transaction."

"Mergers in the airline business are difficult at best. In addition, Aloha and Hawaiian have very different corporate cultures and this transaction has a long and fateful history. It is my hope that someday Hawaii will receive the benefits that this merger could have provided."

"We our proud of our efforts over the past three months. We had made tremendous progress in achieving a successful combination in virtually every critical area. This includes developing a plan to combine and rapidly grow the airline, coordinating with employees on combined seniority lists and contracts, negotiating on a new fleet and working with the community leaders and antitrust officials. For example, just last week we reached agreement with ALPA representing the pilots to combine the seniority lists and contracts in record time. In addition, our initiation of fare caps and furlough protection was unique in airline mergers and I hope went a long way to making passengers and employees more comfortable with the merger."

"Many people helped us as we worked on completing this merger and I want to thank all of them. I had the pleasure of meeting and working with a majority of the employees of both carriers and they are true professionals in the airline industry. I very much enjoyed meeting the Islands' community leaders, and my family and I had looked forward to becoming part of the ohana in Hawaii. I wish everyone much future success.

"When TurnWorks undertook this transaction, I noted that its attraction was not the airline industry but its complexity and the potential to bring TurnWorks' operating expertise to strengthening two companies for Hawaii. We intend to remain active private equity investors, and we look forward to moving ahead to the next transaction."

                                   -- more --
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Cautionary Statement

This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

TurnWorks Acquisition III, Inc. (to be renamed Aloha Holdings, Inc. after the merger) has filed a preliminary joint proxy statement/prospectus, and may file other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRLIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these documents as they become available free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Firth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Filings with the SEC by Aloha Holdings are located under the name of the registrant, "TurnWorks Acquisition III, Inc." In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc. Attn: Investor Relations (tel: 808-835-3700).

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